Mail Stop 4561

August 5, 2008

Mr. Stephen P. Holmes
Chief Executive Officer
Wyndham Worldwide Corporation
Seven Sylvan Way
Parsippany, NJ   07054

> **Re:**   **Wyndham Worldwide Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed 02/29/08**
> **File No. 001-32876**

Dear Mr. Holmes:

We have reviewed your response letter dated June 30, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

General

1.   We note your response to our comment. To the extent that you continue to refer to valuation specialists in future filings, please clarify their role in your disclosure similar to the information included in your response to us.

Consolidated and Combined Statements of Income, page F-3

2.   We note your response to our comment. In future filings, please revise your statements of operations to include a separate expense line item for the cost of your consumer financing revenues in accordance with Rule 5-03(b)(2) of Regulation S-X.

Consolidated and Combined Statements of Cash Flows, page F-5

3.   We note your response to comment 4. You state that your restricted cash relates to deposits on VOI sales and cash collected from consumer receivables that are collateral for the asset-backed borrowings. Based on paragraph 87 of SFAS 95 which states that appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item, it does not appear to us that the cash flows related to the changes in your restricted cash should be classified as investing cash flows. Please explain.

Note 19 – Segment Information, page F-37

4.   Please tell us what consideration you gave to presenting your consumer financing operations as a separate reportable segment in accordance with SFAS 131.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief